EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 15, 2013	VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:	Notice of the Meeting and Record Date
2013 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Avino Silver & Gold Mines Ltd.
ISIN	CA0539061030
CUSIP	053906103
Meeting Date	June 27, 2013
Record Date for Notice	May 23, 2013
Record Date for Voting	May 23, 2013
Beneficial Ownership Determination Date	May 23, 2013
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

AVINO SILVER & GOLD MINES LTD.

“Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary